

August 22, 2014

Via e-mail
Matias I. Gaivironsky
Chief Financial Officer
CRESUD Inc.
Moreno 877 24th Floor
Buenos Aires, Argentina

      RE: **CRESUD Inc.**
              Form 20-F for the Fiscal Year Ended June 30, 2013
              Filed October 31, 2013
              File No. 1-29190

Dear Mr. Gaivironsky:

We have reviewed your response letter dated July 30, 2014, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 6-K filed December 19, 2012

1. Summary of significant accounting policies

1.27 Revenue Recognition, page 117

Development property activities, page 121

1. We note the response of IRSA Investments and Representations Inc. to our prior comment 3 in our letter dated August 29, 2013. We are unable to agree with your conclusion that the in-kind receivable represents inventory under IAS 2. Please revise future filings to account for this receivable as an intangible asset.

Form 20-F for the fiscal year ended June 30, 2013

2. Please file response letters similar to those filed for your subsidiaries; dated July 15, 2014 and July 23, 2014.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

4. Acquisitions, dispositions and authorization pending approval, page F-101

10. Interests in associates, page F-166

3. We note your response to our prior comment 6. Please provide your detailed analysis supporting the assertion that the quoted market price of BHSA shares are not representative of the value of your investment due to the relative lack of transactions on the Buenos Aires Stock Exchange.

4. Your response to our prior comment 6 identifies each of the variables about which you make assumptions, and in some cases gives the basis for the assumptions, to determine the fair and in use values for the BHSA investment. Please tell us what the actual assumptions are and how you determined that you have an appropriate basis for such assumptions.

5. Related to the comment above, please tell us the terminal value that was added to BHSA's projected cash flow and how such value was determined.

16. Financial instruments by category, page F-186

6. Your response to our prior comment 7 clearly indicates that there was insufficient activity at June 30, 2012. Please clarify how you determined that TGLT shares were traded "normally" and with sufficient frequency and in a sufficient quantity for price information to be available at June 30, 2013 and 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Accountant, at (202) 551-3432 or me at (202) 551-3693 with any questions on the financial statements or related matters. Please contact Stacie Gorman, Attorney at (202) 551-3585 with any other questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Accountant